As filed with the Securities and Exchange Commission on October 22, 2003

File No. 070-09947

United States
Securities and Exchange Commission

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 2 TO FORM U-1 APPLICATION-DECLARATION UNDER THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

ACE REIT, Inc.
Conectiv Energy Holding Company
800 King Street
Wilmington, DE 19899

(Names of companies filing this statement
and addresses of principal executive offices)

Pepco Holdings, Inc.
(Name of top registered holding company)

Anthony J. Kamerick
Vice President and Treasurer
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068
(Name and address of agent for service)

The Commission is also requested to send copies
of any communication in connection with this matter to:

William T. Torgerson, Esq.
Vice Chairman and General Counsel
Pepco Holdings, Inc.
701 Ninth Street, NW
Washington, DC 20068

Judith A. Center, Esq.
William C. Weeden
Skadden, Arps, Slate, Meagher & Flom, LLP
1440 New York Avenue, NW
Washington, DC 20005
Telephone: (202) 371-7000
Facsimile: (202) 371-5760

Items 1 and 6 as described in Post-Effective Amendment No. 1 to this file are hereby amended in their entireties:

Item 1. Description of Proposed Transaction

A.   Introduction

On August 1, 2002, Potomac Electric Power Company and Conectiv merged to form Pepco Holdings, Inc. ("PHI") pursuant to the Order of the Securities and Exchange Commission (the "Commission") dated July 24, 2002 (HCAR No. 35-27553; 70-9913)(the "Merger"). PHI is a registered holding company under the Public Utility Holding Company Act of 1935 (the "Act").

PHI filed an Application-Declaration on Form U-1 with the Commission in this file on August 16, 2001, as amended by pre-effective amendments dated January 11, 2002, April 11, 2002 and July 31, 2002. In Holding Company Act Release No. 35-27557 (July 31, 2002) (the "Financing Order"), the Commission authorized PHI and certain of its subsidiaries, among other things, to perform their ongoing financing activities through the period ending June 30, 2005.

At the time of the Merger, Conectiv Energy Holding Company ("CEH") and ACE REIT, Inc. ("ACE REIT"), both indirect subsidiaries of PHI, were considered to be registered holding companies under the Act since each had subsidiary companies holding utility assets.[1] Pursuant to the Financing Order, PHI was required to file with the Federal Energy Regulatory Commission ("FERC") to convert the utility subsidiaries[2] of CEH and ACE REIT to Exempt Wholesale Generators ("EWGs") and to simultaneously file an application with the Commission to deregister CEH and ACE REIT as holding companies under the Act by August 1, 2003. In this Post-Effective Amendment No.1, PHI is requesting the deregistration of CEH and ACE REIT as holding companies under the Act.

B.   Background

At the time of the Merger, CEH had three utility subsidiaries: Conectiv Delmarva Generation, Inc. ("CDG"), Conectiv Pennsylvania Generation, Inc. (now Conectiv Pennsylvania Generation LLC) ("CPG") and Conectiv Mid-Merit, Inc. (now Conectiv Mid Merit, LLC) ("CMM"). At the same time, ACE REIT had one utility subsidiary: Conectiv Atlantic Generation, L.L.C. ("CAG"). CPG was converted to EWG status on December 23, 2002. CMM was converted to EWG status on February 26, 2003. Applications to convert CDG and CAG to EWG status were filed with the FERC on July 24, 2003 and approved by the FERC on September 23, 2003.

_____

[1] CEH and ACE REIT registered as holding companies under the Act on July 25, 2002.
[2] These subsidiaries are considered "utility subsidiaries" only for the purpose of regulation under the Act. They are not subject to regulation by any state utility commission.

Applications to convert CDG and CAG to EWG status were filed with the FERC on July 24, 2003 and approved by the FERC on September 23, 2003.

C.   Authorizations Requested

CEH and ACE REIT request deregistration as holding companies under the Act.

D.   Rule 54 Analysis

Rule 54 provides that in determining whether to approve certain transactions other than those involving EWGs and Foreign Utility Companies ("FUCOs"), the Commission will not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO if Rule 53(a), (b) and (c) are satisfied. PHI satisfies all of the conditions of Rule 53 except Rule 53(a)(1).

As of March 31, 2003, PHI's aggregate investment in EWGs and FUCOs as defined in Rule 53(a)(1) was $1,832.8 million. In the Financing Order, the Commission authorized PHI to invest up to 100% of PHI's consolidated retained earnings plus $3.5 billion in EWGs and FUCOs. As of March 31, 2003, PHI's consolidated retained earnings were $770.7 million, making PHI's maximum investment in EWGs and FUCOs equal to $4,270.7 million.

PHI currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the PHI system's domestic public utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing.

Item 6. Exhibits and Financial Statements

(a) Exhibits:

Exhibit No.	Description of Document
F-4	Opinion of Counsel - (filed herewith)
H-2	Proposed Form of Notice. (previously filed)

(b) Financial Statements:
Financial statements are not included since the authorizations requested herein would have no financial statement impact in and of themselves.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this Post-Effective Amendment No. 1 to Form U-1 to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application that is pertinent to the application of the respective companies.

DATE: October 22, 2003

Conectiv Energy Holding Company

By: /s/ Anthony J. Kamerick
     Anthony J. Kamerick
     Vice President and Treasurer

DATE: October 22, 2003   ACE REIT, Inc.

By: /s/ Donna J. Kinzel
     Donna J. Kinzel
     Treasurer